EXHIBIT 99.1

Crucell and Kimron Veterinary Institute Sign License Agreement for West Nile Veterinary Vaccine

LEIDEN, Netherlands, June 11, 2003 (PRIMEZONE) -- Dutch vaccine and antibody company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today a license agreement with Kimron Veterinary Institute of Israel. The program will focus on the development and registration of a whole killed West Nile veterinary vaccine based on Crucell's PER.C6(tm) cell line technology. The Kimron Veterinary Institute is the diagnostic and research arm of the Veterinary Services of the Israeli Ministry of Agriculture.

Under the terms of the agreement, Kimron will pay Crucell a license fee, milestones and a royalty on sales of the vaccine in Israel. Crucell will receive the commercial rights to the whole killed West Nile veterinary vaccine outside of Israel and will pay Kimron a royalty on sales.

Kimron has previously developed and registered a whole killed veterinary West Nile vaccine produced on mouse brains. It currently manufactures and distributes 800,000 doses of this vaccine per annum.

Over the last six months, Kimron and Crucell have conducted experiments with a PER.C6(tm)-based whole killed West Nile vaccine in geese. Based on the results of these tests, Kimron intends to replace their existing West Nile veterinary vaccine with the PER.C6(tm)-based vaccine. The new vaccine is a "whole killed" vaccine, which means that the virus will be inactivated, yet be able to elicit a strong and effective immune response. The new vaccine is also expected to have improved purity at competitive costs. Kimron expects to register the PER.C6(tm) West Nile veterinary vaccine in 2004.

In Israel, West Nile virus affects the country's geese population, resulting in severe morbidity and mortality. The virus is commonly carried by both domesticated and wild birds and is spread to humans by mosquitoes. The PER.C6(tm)-based veterinary vaccine will be suitable for geese, horses and potentially other animals.

"We are very pleased with the agreement with the Kimron Institute," said Dr. Jaap Goudsmit, Crucell's Chief Scientific Officer. "As experts on the veterinary West Nile vaccine, we expect them to efficiently take the PER.C6(tm)-based veterinary vaccine to licensure. The expected licensure and large-scale usage of this PER.C6(tm)-based vaccine will support the further development of our human vaccine."

About PER.C6(tm)

PER.C6(tm) is a production platform. It is a human cell line developed for large-scale production of vaccines, antibodies and other biotechnology products. Compared to currently existing cell lines, PER.C6(tm)'s strengths lie in quality, safety and scalability. For that reason many pharmaceutical and biotechnology companies have selected PER.C6(tm) to produce their vaccines, antibodies and other biopharmaceuticals.

About Crucell

Crucell N.V. is committed to improving global health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(tm) cell line technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. Crucell has partnered with the US National Institutes of Health (NIH) for the development of an Ebola vaccine. The company has also formed an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

For a PDF version of the press release, please click on the link attached:

http://reports.huginonline.com/907151/119334.pdf

CONTACT: Crucell N.V.
         Louise Dolfing, Communications Officer
         +31 (0)71 524 8863
         l.dolfing@crucell.com